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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                           -------------------------

                                  FORM 11-K/A

                         (To revise the page entitled
             "EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY
                                     SYSTEM

                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31,1995"
                      to correct errors due to formatting)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                 For the Fiscal Year Ended December 31, 1996

                                     OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                         EMPLOYEES' THRIFT PLAN OF THE

                         TEXAS UTILITIES COMPANY SYSTEM

                           Commission File No. 1-3591


                          ------------------------


                           TEXAS UTILITIES COMPANY

              Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201

          (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

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EMPLOYEES' THRIFT PLAN OF THE TEXAS UTILITIES COMPANY SYSTEM

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995

                                                                                SUPPLEMENTAL INFORMATION
                                                                 ---------------------------------------------------------
                                                                                    Bond        Interest        Equity
                                                                    Common          Index        Income         Income
                                                     Total          Stock           Fund          Fund           Fund
                                                  ------------  -------------   ------------  ------------   -------------
ASSETS
   Investments - at fair value (Notes 3 and 4):
     Common Stock of Texas Utilities Company ..   $499,188,126   $499,188,126   $        ---   $        ---   $        ---
     Mutual funds .............................    112,611,238            ---      9,265,513                    39,313,479
     Guaranteed contracts .....................     40,785,338            ---            ---     40,785,338            ---
     Money market funds .......................      3,423,868        779,144            ---      2,644,724            ---
     FNMA/FHLMC* ..............................     13,626,349            ---            ---     13,626,349            ---
     Participant loans receivable .............      7,747,105            ---            ---            ---            ---
                                                  ------------   ------------   ------------   ------------   ------------
       Total investments ......................    677,382,024    499,967,270      9,265,513     57,056,411     39,313,479
   Cash .......................................      1,721,274            ---            ---      1,554,273         46,102
   Contributions receivable from Employer-
     corporations .............................      3,271,461      1,349,647        116,403        438,692        381,647
   Dividends receivable .......................      9,473,842      9,473,842            ---            ---            ---
   Interest receivable ........................         91,445          8,988            ---         82,457            ---
                                                  ------------   ------------   ------------   ------------   ------------
         Total assets .........................    691,940,046    510,799,747      9,381,916     59,131,833     39,741,228
                                                  ------------   ------------   ------------   ------------   ------------

LIABILITIES
   Note payable (Note 3) ......................    250,000,000    250,000,000            ---            ---            ---
   Accrued interest payable ...................      5,654,375      5,654,375            ---            ---            ---
                                                  ------------   ------------   ------------   ------------   ------------
         Total liabilities ....................    255,654,375    255,654,375            ---            ---            ---
                                                  ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS .............   $436,285,671   $255,145,372   $  9,381,916   $ 59,131,833   $ 39,741,228
                                                  ============   ============   ============   ============   ============



                                                                 SUPPLEMENTAL INFORMATION
                                                  --------------------------------------------------------
                                                    Equity                        Equity
                                                     Index        Balanced        Growth          Loan
                                                     Fund           Fund           Fund           Fund
                                                 -------------  ------------   ------------   ------------
ASSETS
   Investments - at fair value (Notes 3 and 4):
     Common Stock of Texas Utilities Company ..   $        ---   $        ---   $        ---   $       ---
     Mutual funds .............................     13,926,893     15,936,106     34,169,247           ---
     Guaranteed contracts .....................            ---            ---            ---           ---
     Money market funds .......................            ---            ---            ---           ---
     FNMA/FHLMC* ..............................            ---            ---            ---           ---
     Participant loans receivable .............            ---            ---            ---      7,747,105
                                                  ------------   ------------   ------------   ------------
       Total investments ......................     13,926,893     15,936,106     34,169,247      7,747,105
   Cash .......................................         36,199            ---         84,700            ---
   Contributions receivable from Employer-
     corporations .............................        236,311        176,114        572,647            ---
   Dividends receivable .......................            ---            ---            ---            ---
   Interest receivable ........................            ---            ---            ---            ---
                                                  ------------   ------------   ------------   ------------
         Total assets .........................     14,199,403     16,112,220     34,826,594      7,747,105
                                                  ------------   ------------   ------------   ------------

LIABILITIES
   Note payable (Note 3) ......................            ---            ---            ---            ---
   Accrued interest payable ...................            ---            ---            ---            ---
                                                  ------------   ------------   ------------   ------------
         Total liabilities ....................            ---            ---            ---            ---
                                                  ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE FOR BENEFITS .............   $ 14,199,403   $ 16,112,220   $ 34,826,594   $  7,747,105
                                                  ============   ============   ============   ============

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*  Federal National Mortgage Association/Federal Home Loan Mortgage Corporation




                See accompanying Notes to Financial Statements.

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employees' Thrift Plan Committee has duly caused this revision to the annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                      EMPLOYEES' THRIFT PLAN OF THE
                                      TEXAS UTILITIES COMPANY SYSTEM


                                      By /s/ Robert L. Turpin
                                         -------------------------------------
                                         Robert L. Turpin, Assistant Secretary
                                         Employees' Thrift Plan Committee

July 10, 1997